EXHIBIT 77 to Neuberger Berman Real Estate Securities Income Fund Inc. NSAR 10/31/12

File Number: 811-21421
CIK Number: 0001261166

Item 77I

On September 26, 2012, pursuant to a Master Securities Purchase Agreement, Neuberger Berman Real Estate Securities Income Fund Inc. (the Fund) issued 1,000 Mandatory Redeemable Preferred Shares Series A (the Preferred Shares) in a private placement with an aggregate liquidation preference of $25 million. Distributions are accrued daily and paid quarterly at a fixed rate. For financial reporting purposes only, the liquidation preference of the Preferred Shares is recognized as a liability in the Statement of Assets and Liabilities in the Funds annual report for the period ended October 31, 2012.
The Mandatory Redemption Date for the Preferred Shares is September 26, 2017. After September 26, 2014, the Fund may redeem Preferred Shares, in whole or in part, at its option after giving a minimum amount of notice to the Preferred Shareholders but will incur additional expenses if it chooses to do so.

The Fund is subject to certain restrictions relating to the Preferred Shares. Failure to comply with these restrictions could preclude the Fund from declaring any distributions to common shareholders or repurchasing common shares and/or could trigger the mandatory redemption of Preferred Shares at their liquidation preference plus accrued but unpaid distributions and certain expenses. The holders of Preferred Shares are entitled to one vote per share and will vote with holders of common shares as a single class, except that the holders of Preferred Shares will vote separately as a class on certain matters, as required by law or the Funds organizational documents. The holders of Preferred Shares, voting as a separate class, are entitled at all times to elect two Directors of the Fund, and to elect a majority of the Directors of the Fund if the Fund fails to pay distributions on the Preferred Shares for two consecutive years.s




- 1 -

DC-9666900 v1